                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                                VIDEO CITY, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                   92653W 30 4
                                 (CUSIP Number)

                               Stuart Lazar, Esq.
                              2036 Highsplint Drive
                            Rochester Hills, MI 48307
                                 (248) 370-3626
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                  June 20, 2003
             (Date of event which requires filing of this statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 92653W 30 4

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

         STUART LAZAR

2.  Check the Appropriate Box if a Member of a Group

     (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

         PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

United States citizen

Number of                   7        Sole Voting Power
Shares
Beneficially

Owned By                    8        Shared Voting Power
Each
Reporting                               1,662,190*

Person With                 9        Sole Dispositive Power



                           10        Shared Dispositive Power

                                        1,662,190*


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         1,662,190*

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

         16.6%**

14.  Type of Reporting Person

         IN

CUSIP No. 92653W 30 4

1.  Name of Reporting Person / I.R.S. Identification No. of Above Person

         L ENTERTAINMENT INVESTORS, INC.

2.  Check the Appropriate Box if a Member of a Group

     (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         DELAWARE

Number of                   7        Sole Voting Power
Shares
Beneficially

Owned By                    8        Shared Voting Power
Each
Reporting                                   1,662,190*

Person With                 9        Sole Dispositive Power



                           10        Shared Dispositive Power

                                            1,662,190*


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         1,662,190*

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

         16.6%**

14.  Type of Reporting Person

         CO

                                       Key

* The 1,662,190 shares of Common Stock of the Company beneficially owned by the Reporting Persons are owned as further described herein. L Entertainment Investors, Inc. ("L Entertainment"), a Delaware corporation, substantially all of the stock of which is currently owned by Stuart Lazar, owns 19,755 shares of Common Stock of the Company. In addition, on April 11, 2003, Ingram Entertainment Inc. and Ingram Capital Inc. entered into a Stock Option Agreement (the "Stock Option Agreement") with Stuart Lazar, an individual ("Lazar"), whereby Ingram Entertainment and Ingram Capital sold Lazar options to purchase (the "Options") 1,584,617 shares and 57,818 shares, respectively, of the Common Stock (the "Option Shares"). The Options give Lazar the right to purchase the Option Shares for an exercise price of $0.25 per share until the termination of the Options on April 11, 2007. The purchase price paid for the Options was $2,500. In connection with the purchase of the Options, both Ingram Entertainment and Ingram Capital executed a Proxy and Power of Attorney granting Lazar a proxy to vote the Option Shares on any matter upon which the Option Shares may be voted and in such manner as Lazar, in his sole discretion, shall determine. Such proxy is irrevocable until April 11, 2007.

           The foregoing summary is not a complete description of the Stock Option Agreement or the Proxy and Power of Attorney entered into by Lazar, Ingram Entertainment and Ingram Capital, and is qualified in its entirety by reference to the Stock Option Agreement and the Form of Proxy and Power of Attorney which were filed as Exhibits 2 and 3 to the Schedule 13D filed by Lazar and L Entertainment on April 21, 2003, which are specifically incorporated herein by reference.

           In addition, on June 20, 2003, Lazar and L Entertainment entered into a Stock Option Agreement (the "Denari Stock Option Agreement") with Timothy J. Denari ("Denari"), whereby Lazar and L Entertainment sold Denari options (the "Denari Options") to purchase the Common Stock of the Company owned by them for an exercise price of $0.50 per share until the termination of the Denari Options on June 20, 2004. The purchase price paid for the Denari Option was $60,000. In connection with the purchase of the Denari Options, Lazar and L Entertainment agreed to vote the shares of Company Common Stock owned by them in favor of a sale of substantially all of the Company's assets.

           The foregoing summary is not a complete description of the Denari Stock Option Agreement entered into by Lazar, L Entertainment and Denari, and is qualified in its entirety by reference to the Denari Stock Option Agreement which is filed as Exhibit 2 hereto, which is specifically incorporated herein by reference.

** Based upon 10,042,720 shares of common stock outstanding, as reported by the Company in its recent public filings.

Item 1.  Security and Issuer

         The name of the subject company is Video City, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 4800 Easton Avenue, Suite 108, Bakersfield, California 93303. The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the "Common Stock"), of the Company.

Item 2.  Identity and Background

         (a) This statement is being filed by Stuart Lazar, an individual, and L Entertainment Investors, Inc., a Delaware corporation, substantially all of the stock of which is owned by Stuart Lazar.

         (b) Stuart Lazar resides at 2036 Highsplint Drive, Rochester Hills, Michigan 48307. L Entertainment has its principal office at 2036 Highsplint Drive, Rochester Hills, Michigan 48307.

         (c) Stuart Lazar's principal occupation is as a professor and an attorney. Stuart Lazar teaches at Thomas M. Cooley Law School, Rochester/Oakland University Campus, 211 Varner Hall, Michigan 48309.

         (d)-(e) None of the Reporting Persons has, and the executive officers and directors of such Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Stuart Lazar is a United States citizen and L Entertainment is a Delaware corporation.

Item 3.  Source and Amount of Funds or Other Consideration

         The Options owned by Stuart Lazar were purchased with personal funds.

         The Common Stock owned by L Entertainment was issued to L Entertainment pursuant to the Plan of Reorganization of Video City, Inc. and its Affiliated Debtors and Debtors in Possession (collectively, the "Debtors") under Chapter 11 of the Bankruptcy Code (the "Plan"), approved by the U.S. Bankruptcy Court of the Central District of California, on account of the common stock of the Company and unsecured claims held by L Entertainment against the Company in that proceeding. The aggregate claims held by L Entertainment were approximately $180,000. The U.S. Bankruptcy Court approved the Plan on July 30, 2001, and the Plan became effective on August 29, 2001. Pursuant to the Plan, on or about March 5, 2002, the Company initiated the distribution of shares of its Common Stock to its shareholders and creditors, including L Entertainment, in exchange for its shares of common stock and claims against the Company prior to the bankruptcy filing. Both the common stock and the claims held by L Entertainment prior to the bankruptcy were acquired with working capital.

Item 4.  Purpose of Transaction

         The Reporting Persons purchased the shares of Company's common stock based on the Reporting Persons' belief that the shares at current market prices are undervalued and represent an attractive investment opportunity. In light of the changing market for the Company's product, the Reporting Persons believe that there is a potential for significant growth for independent retailers in the video industry and, in particular, for the Company. The Reporting Persons purchased the Company's Common Stock and the Options with the intent of working with the current stockholders and management of the Company, where possible, in order to realize benefit from that unrecognized value. Although the Reporting Persons purchased the Options from Ingram Entertainment and Ingram Capital, it is believed that Ingram Entertainment and Ingram Capital hold the Option Stock for investment purposes.

         After many discussions with the Company's management, on June 9, 2003, Lazar sent the Company a proposal (the "Lazar Proposal") that offered the Company additional capital in exchange for a replacement of the Company's existing board of directors. The Company's Board of Directors declined to comment on the Lazar Proposal. A copy of the Lazar Proposal is attached hereto as Exhibit 3, and is specifically incorporated herein by reference.

         Following what Lazar deemed as a "dismissal" of the Lazar Proposal, Lazar decided to limit his risk with respect to his investment in the Company by selling, along with L Entertainment, the Denari Options. The sale of the Denari Options will allow Lazar and L Entertainment to make future investments, both in the Company and in other areas.

         While Lazar and L Entertainment have limited the potential gain that they may experience through their investment in the Company, both Lazar and L Entertainment continue to have a significant investment in the Company. Lazar and L Entertainment now believe that the best strategy for the Company is to sell its existing business, and invest the proceeds in related or unrelated businesses. Lazar and L Entertainment also believe that a new management team should be brought in to lead the Company through the sale of its assets, and the creation of such new businesses. As a result, while the Reporting Persons filing this Schedule 13D have no specific plans or proposal with respect to the Company, in maximizing the value of the Company, the Reporting Persons may propose any or all of the following: (a) the acquisition or disposition by any person of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) a change in the present board of directors or management of the Company, (e) a material change in the present capitalization or dividend policy of the Company, (f) a material change in the Company's business or corporate structure, (g) a change to the Company's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing the Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association, (i) becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to any of those enumerated above. Lazar and L Entertainment expect to propose a new slate of directors at the next meeting of stockholders.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate percentage of shares of common stock reported owned by the Reporting Persons is based upon 10,042,720 shares outstanding, which is the total number of shares of common stock outstanding as reported in the Company's Annual Report on Form 10-K for the fiscal quarter ended January 31, 2003, filed with the Securities and Exchange Commission on June 19, 2003.

         (b) As of the close of business on April 11, 2003, the Reporting Persons beneficially owned 1,662,190 shares of Common Stock, constituting approximately 16.6% of the shares outstanding. The Reporting Persons have shared voting and dispositive power with respect to the 1,642,435 shares subject to the Options.

         (c) During the past 60 days, neither Lazar nor L Entertainment has purchased any shares of the Company's Common Stock.

         (d) Except for the rights of Ingram Entertainment and Ingram Capital with respect to the Option Shares, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Company's Common Stock.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer Shareholders' Agreement

         On April 11, 2003, Ingram Entertainment and Ingram Capital entered into a Stock Option Agreement with Lazar whereby Ingram Entertainment and Ingram Capital sold Lazar the Options to purchase the Option Shares. The Options give Lazar the right to purchase the Option Shares for an exercise price of $.25 per share until the termination of the Options on April 11, 2007. The purchase price paid for the Options was $2,500. In connection with the purchase of the Options, both Ingram Entertainment and Ingram Capital executed a Proxy and Power of Attorney granting Lazar a proxy to vote the Option Shares on any matter upon which the Option Shares may be voted and in such manner as Lazar, in his sole discretion, shall determine. Such proxy is irrevocable until April 11, 2007.

           In addition, on June 20, 2003, Lazar and L Entertainment entered into a Stock Option Agreement (the "Denari Stock Option Agreement") with Timothy J. Denari ("Denari"), whereby Lazar and L Entertainment sold Denari options (the "Denari Options") to purchase the Common Stock of the Company owned by them for an exercise price of $0.50 per share until the termination of the Denari Options on June 20, 2004. The purchase price paid for the Denari Option was $60,000. In connection with the purchase of the Denari Options, Lazar and L Entertainment agreed to vote the shares of Company Common Stock owned by them in favor of a sale of substantially all of the Company's assets.

Item 7.  Material to be filed as Exhibits

Exhibit 1. Joint Filing Agreement dated as of April 23, 2003 between Stuart Lazar and L Entertainment Investors, Inc.

Exhibit 2. Stock Option Agreement, dated June 20, 2003, by and among Timothy J. Denari, L Entertainment Investors, Inc. and Stuart Lazar.

Exhibit 3. Letter to Young Kim dated June 9, 2003.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 23, 2003

                              By: /s/ Stuart Lazar
                                 --------------------


                         L ENTERTAINMENT INVESTORS, INC.

                              By: /s/ Stuart Lazar
                                 --------------------

                              Name:  Stuart Lazar
                              Title: President and CEO

                                    EXHIBIT 1


In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Common Stock, $0.01 par value, of Video City, Inc., and further agrees that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

Date: June 23, 2003


                              By: /s/ Stuart Lazar
                                 --------------------

                         L ENTERTAINMENT INVESTORS, INC.

                              By: /s/ Stuart Lazar
                                 --------------------

                              Name:  Stuart Lazar
                              Title: President and CEO

                                    EXHIBIT 2


                             STOCK OPTION AGREEMENT

         This AGREEMENT made as of the 20th day of June, 2003 by and between L Entertainment Investors, Inc. ("L ENTERTAINMENT"), Stuart Lazar ("LAZAR" and, together with L Entertainment, the "SELLERS") and Timothy J. Denari (the "BUYER").

         WHEREAS, Lazar is the owner of two options to purchase, in the aggregate, 1,642,435 shares of common stock of Video City, Inc. (each, a "SHARE" and, collectively, the "SHARES") from Ingram Entertainment Inc. and Ingram Capital Inc. (collectively, the "INGRAM OPTIONS").

         WHEREAS, L Entertainment is the holder of record of 19,755 Shares.

         WHEREAS, the Sellers desire to sell, and the Buyer desires to purchase, an option to purchase the Shares beneficially owned by the Sellers.

         NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. Purchase and Sale. Subject to the terms and conditions set forth in this Agreement, Lazar hereby sells to Buyer, and Buyer hereby purchases from Lazar, an option to purchase 1,642,435 Shares (the "LAZAR OPTION") for a price equal to $0.50 per Share. Subject to the terms and conditions set forth in this Agreement, L Entertainment hereby sells to Buyer, and Buyer hereby purchases from L Entertainment, an option to purchase 19,755 Shares (the "L ENTERTAINMENT OPTION") for a price equal to $0.50 per Share. Each of the Lazar Option and the L Entertainment Option shall terminate on June 20, 2004 (the "TERMINATION DATE"). Each of the Lazar Option and the L Entertainment Option may be exercised, in whole but not in part, by Buyer by written notice to the Sellers prior to the Termination Date along with an immediate cash payment of Eight Hundred Thirty One Thousand Ninety Five Dollars ($831,095.00).

         2. Purchase Price. The aggregate purchase price for the Lazar Option and the L Entertainment Option (the "PURCHASE PRICE") shall be Sixty Thousand Dollars ($60,000.00).

         3. Closing.

         (a) Contemporaneously with the execution and delivery of this Agreement (the "CLOSING"), the Sellers shall deliver to Buyer a duly executed copy of this Agreement. Contemporaneously with the execution and delivery of this Agreement, Buyer shall deliver to the Sellers a duly executed copy of this Agreement and the Purchase Price.

         (b) The Purchase Price shall be wired, in immediately available funds, to the Escrow Agent (as defined herein) for disbursement in accordance with the terms of paragraph 6.

         4. Representations and Warranties of the Sellers. The Sellers represent and warrant to Buyer that:

         (a) The Sellers have full power, authority and capacity to execute this Agreement, perform the transactions required of the Sellers at the Closing, and to transfer good and marketable title of the Shares subject to the Lazar Option and the L Entertainment Option to Buyer upon exercise of such options, and have the sole right to vote the Shares.

         (b) The Ingram Options are legally binding agreements, fully enforceable in accordance with their terms.

         (c) The Sellers' execution, delivery and performance of this Agreement, and the execution and delivery of the documents delivered and transactions effected by the Sellers at the Closing and upon exercise of the Lazar Option and the L Entertainment Option violate no contract, agreement, order, judgment or the like that is binding on the Sellers or the enforcement of which is threatened by any pending or anticipated litigation, hearing or investigation.

         (d) The Sellers have not utilized any finder or broker in connection with this Agreement or the sale of the Lazar Option or the L Entertainment Option.

         (e) The Sellers are, collectively, the owners of record and/or the beneficial owner of 1,662,190 Shares.

         (f) Upon exercise of the Lazar Option and the L Entertainment Option, the Sellers shall transfer 1,662,190 Shares to the Buyer free and clear of all liens, encumbrances, security interests and claims of third parties.

         5. Representations and Warranties of the Buyer. The Buyer represents and warrants to the Sellers that:

         (a) The Buyer has full power and authority to execute this Agreement, and to perform the transactions required of him at the Closing.

         (b) The Buyer's execution, delivery and performance of this Agreement, and the execution and delivery of the documents delivered and transactions effected by Buyer at the Closing and upon exercise of the Lazar Option and the L Entertainment Option violate no contract, agreement, order, judgment or the like that is binding on Buyer or the enforcement of which is threatened by any pending or anticipated litigation, hearing or investigation.

         (c) The Buyer has not utilized any finder or broker in connection with this Agreement or the purchase of the Lazar Option or the L Entertainment Option.

         (d) The Shares to be transferred to Buyer upon exercise of the Lazar Option and the L Entertainment Option are being acquired for Buyer's own account, and not with a view of their resale, distribution or division among others.

         6. Disbursement of Funds, Agreement of Parties.

         (a) Buyer believes that the value of the Shares will be maximized if Video City, Inc. sells substantially all of its assets. As a result, as an integral part of this Agreement, Lazar and L Entertainment each agree to the following:

                  (i) Each of Lazar and L Entertainment shall vote all of the Shares owned by them, or pursuant to which such party has a proxy over any such Shares, at the next meeting of stockholders for Video City, Inc. in the manner recommended by the Board of Directors of Video City, Inc. with respect to any proposal to sell substantially all of its assets; provided, however, that Lazar and L Entertainment may vote in any manner for any proposal that extends beyond solely a sale of substantially all of the assets of Video City, Inc.

                  (ii) Neither Lazar nor L Entertainment shall solicit any other stockholder of Video City, Inc. to vote its Shares inconsistent with paragraph 6(a)(i).

                  (iii) Lazar and L Entertainment shall use their reasonable efforts to not take any action which would impede the timing of, or prevent from being consummated, the transaction described in paragraph 6(a)(1).

                  (iv) Neither Lazar nor L Entertainment shall take any action against Buyer, Video City, Inc., its directors, officers, employees or agents that could cause any additional expense to Buyer. This provision shall survive the Termination Date.

         (b) Upon receipt of the Purchase Price at the Closing, Dykema Gossett, PLLC (the "ESCROW AGENT") shall disburse Thirty Thousand Dollars ($30,000.00) to the Sellers in the manner agreed to by the Escrow Agent and the Sellers. In addition, upon the completion of the meeting at which such votes are cast, the Escrow Agent shall disburse the remaining Thirty Thousand Dollars ($30,000.00) of the Purchase Price to the Sellers in the manner agreed to by the Escrow Agent and the Sellers if Sellers have voted the Shares in the manner set forth in paragraph 6(a)(i), otherwise to Buyer via wire transfer to a bank account of Buyer's choice. Each of the Sellers and the Buyer agree that the Escrow Agent shall have no liability to either the Sellers or the Buyer if it dispenses its responsibilities in accordance with this paragraph 6(b). Sellers shall indemnify and reimburse Escrow Agent for any costs or expenses incurred by it in connection with this Agreement.

         (c) Sellers shall not transfer their beneficial ownership nor grant any security interest in any of the Shares prior to the Termination Date.

         (d) Sellers will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Buyer may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

         7. Indemnification.

         (a) Each of the Sellers and Buyer agrees to defend, indemnify and hold harmless the other from and against any breach of the respective party's warranties and representations set forth above.

         (b) In addition to the obligations provided in paragraph 7(a), the Sellers agree to defend, indemnify and hold harmless the Buyer from and against any claims, losses or damages that result solely from an action taken by the Sellers.

         (c) In addition to the obligations provided in paragraph 7(a), the Buyer agrees to defend, indemnify and hold harmless the Sellers from and against any claims, losses or damages that result solely from an action taken by the Buyer.

         (d) In no event shall Buyer or the Sellers be liable, pursuant to this paragraph 7, to indemnify the other part for any amount in excess of three times the Purchase Price.

         8. Survival of Representations and Warranties. The representations and warranties of each party shall expire on the Termination Date.

         9. Miscellaneous. This Agreement: (a) may be executed in any number of counterparts, each of which, when executed by all parties to this Agreement, shall be deemed to be an original, and all of which counterparts together shall constitute one and the same instrument; (b) shall be governed by and construed under the laws of the State of Delaware applicable to contracts made, accepted, and performed wholly within the State of Delaware, without application of principles of conflicts of laws; (c) constitutes the entire agreement of the parties with respect to its subject matter, superseding all prior oral and written communications, proposals, negotiations, representations, understandings, courses of dealing, agreements, contracts, and the like between the parties in such respect; (d) may be amended, modified, or terminated, and any right under the Agreement may be waived in whole or in part, only by a writing signed by all parties; (e) contains headings only for convenience, which headings do not form part, and shall not be used in construction, of this Agreement; and (f) shall bind and inure to the benefit of the parties and their respective legal representatives, heirs, successors and assigns. Any action brought pursuant to this Agreement shall be brought in a court located in Bakersfield, California.

         10. Adjustments. If the Lazar Option or the L Entertainment Option shall be exercised by Buyer subsequent to any Video City, Inc. stock split, stock dividend, recapitalization, or combination of shares occurring after the date hereof, then Buyer shall receive upon exercise the aggregate number and class of shares of capital stock of Video City, Inc. that Buyer would have received if the Lazar Option and the L Entertainment Option had been exercised immediately prior to such stock split, stock dividend, recapitalization, or combination and then such event had occurred.

         11. Transferability; Third Party Beneficiaries. This Agreement, and the rights and obligations of the parties thereto, are not assignable or transferable to any other party. Any attempted assignment or transfer of all or any part of this Agreement shall be void ab initio. The parties hereto agree that there are no third party beneficiaries to this Agreement.

                      [SIGNATURES TO FOLLOW ON NEXT PAGE]

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

                                     L ENTERTAINMENT INVESTORS, INC.


                                     By:  /s/ Stuart Lazar
                                          _______________________________
                                              Stuart Lazar


                                     By:  /s/ Timothy J. Denari
                                          _______________________________
                                              Timothy J. Denari



                                     By:  /s/ Stuart Lazar
                                          _______________________________
                                              Stuart Lazar


                                     And solely for purposes of paragraph 6(b) of this Agreement:

                                     DYKEMA GOSSETT, PLLC


                                     By: /s/ David W. Geiss
                                          _______________________________
                                             David W. Geiss

                                    EXHIBIT 3

                                  STUART LAZAR
                              2036 HIGHSPLINT DRIVE
                         ROCHESTER HILLS, MICHIGAN 48307
                                  586.255.3456
                                LAZARS@COOLEY.EDU

                                                    June 9, 2003

VIA FACSIMILE AND E-MAIL
Video City
4800 Easton Drive
Suite 108
Bakersfield, California 93309
Attn:  Young Kim

Dear Young:

         I would like to thank you for speaking with me on Friday regarding the current status of Video City. Although communications between myself and Video City have not always been smooth, I hope that Friday's call signals a new era in our relationship. I am anxiously awaiting the information that I requested from you on Friday (i.e. current monthly income statements and a current balance sheet, detailed information regarding outstanding liabilities, and a current stockholders list). In return, I hope that this letter responds to your request for more information about myself.

         As you already know, in a recent past life I was engaged as an attorney specializing in tax and corporate law matters. After graduating from The University of Michigan with an A.B. in Economics and The University of Michigan Law School, I practiced law for about four and one-half years in New York with the law firm of Skadden, Arps, Slate, Meagher & Flom, LLP. During that time, I also attended New York University School of Law, where I received an LL.M. in Taxation. I left New York in 1997 to continue my practice in Providence, Rhode Island and Boston, Massachusetts with the law firm of Edwards & Angell, LLP. While in the Northeast, I also served as an adjunct professor at Boston University School of Law where I taught classes in Corporate Taxation and Corporate Reorganizations in the Graduate Tax Program. During this period, I was an investor in, and owner of, two smaller video stores -- one in Massachusetts and one in Rhode Island. This opportunity also led to consulting with the owners of several other smaller retail establishments. I left Rhode Island and my position as a partner at Edwards & Angell in April of this year and moved, with my family, to Michigan where I took a full-time, tenure-track teaching position with Thomas M. Cooley Law School. I accepted this position both because of my love for teaching, as well as my desire to focus on representing a select few business clients and to focus on certain business opportunities. Video City falls into the latter category.

         While my legal practice has provided me experience in all areas of domestic and international taxation, my main focus has been domestic corporate work. I have held myself out as a specialist in corporate transactional matters, as well as partnership matters. My years at Skadden Arps provided me with a wealth of experience counseling clients on corporate issues (including mergers and acquisitions), while my years at Edwards & Angell provided similar experience, as well as a broad range of experiences representing partnerships and limited liability companies. The larger clients that I have worked with include Worldcom, Travelers (now part of Citigroup), and Fleet Financial (the nation's seventh largest bank). But, my experience is not limited to working only with multi-billion dollar corporations nor on multi-billion dollar merger transactions. I have spent a considerable amount of time working with smaller corporations, partnerships, LLCs, investment funds, venture capitalists, and small business owners on all aspects of their businesses including formation, asset purchases, capital raising initiatives, public offerings, employment issues, and asset dispositions. I believe that this experience serves me well to help Video City move to its next phase of existence.

         To turn, then, to Video City. I have had several conversations with Rudy Patino, Robbie Lee, Tim Denari and yourself over the last two months. These conversations have led me to understand that there are significant areas where the management of Video City and I agree and other areas where we disagree. I think that it is fair to say that we all agree that Video City is in dire financial straits. Cash is scarce, if not non-existent, and liabilities keep piling up. Video City cannot continue to operate under the status quo. I think that we can also agree that the fundamental, underlying business is sound and, that with some changes, Video City can provide a good return (above today's market value) for its stockholders. However, the manner of providing that return is where disagreement arises. Through conversations with Robbie Lee, I have determined that the management of Video City believes that raising capital is the key to Video City's continuing existence. I believe that it is not additional capital that is necessary, but instead a significant reduction in expenditures (most significantly, at the executive and administrative levels).

         Let me restate, and then rephrase, this. The video business in general, and that of Video City, is sound. It is the management of Video City that causes the stockholders to fail to recognize the true value inherent in their shares. That being said, I do not believe that it is incompetence in the management of Video City that has led to Video City's current situation, but rather it is their long-standing relationship with Video City that has led management to be unable to see the current problems (and thus, the needed solutions). Video City's current board of directors and its officers are the same persons that have led the Company into and through bankruptcy to the position that the Company is in today. What is needed at Video City is new blood -- persons with a new vision that can guide the Company into a better future, as well as persons with the ability to provide Video City with the expertise that it needs (at a low cost) during this time of reorganization.

         Here, I feel that it is important to be specific. I have been told by Rudy Patino that Video City expects that during the current fiscal year Video City's cash flow will be negative by about $100,000 to $200,000. While increasing revenues would certainly solve the problem, I believe that the problem could be better addressed by reducing expenses. More specifically, by delisting the Company, I believe that Video City could reduce its legal, accounting and other professional expenditures by more than $100,000. Also, by eliminating one or two management positions, as well as board fees, several hundred thousand additional dollars can be saved. Finally, keeping a more careful eye on costs at the store level, the Company's expenditures can fall more in line with those of a small chain.

         I do, however, understand that at the current time additional equity is needed. Thus, I propose to you that after a more detailed due diligence of the Company than I have previously undertaken, a group of investors with whom I am working will invest between $250,000 and $500,000 into Video City. This investment will be made in the form of convertible debt that will be less expensive to Video City than the previous private placement of Senior Subordinated Notes. The proceeds from this investment will be used to undertake a plan of reorganization.

         Concurrently with the above-mentioned investment, the management team at Video City will be replaced, with the new management team to be guided by the following goals:

         (i) taking those actions necessary to de-list Video City. In this regard, it is expected that one member of the new management team will have significant securities law experience to guide Video City through the process,

         (ii) providing Video City with management services at a significantly lower cost than provided by the current management group. This group will consist of persons that have significant legal, accounting, and retail experience,

         (iii) undertaking a thorough review of all store operations to find ways to eliminate waste, and increase store efficiency. Such review will evaluate current store hours, staffing levels, inventory mix and inventory control mechanisms,

         (iv) establishing a working relationship with Rentrak Corporation, Video City's second largest stockholder, to provide leasing product, which would allow Video City to reduce its inventory costs. Rentrak's data-gathering and data-processing capabilities are also potentially valuable tools to restructuring Video City, and

         (v) locating additional sources of capital to fund future growth. In this regard, it is expected that at least one member of Video City's new management team will have significant experience in either raising capital or funding capital for expanding businesses.

         While the task sounds daunting, I believe strongly that the future of the video industry is a bright one, and that Video City can share in that future. My past experience shows that I have the ability to raise the capital needed to get Video City through its current crisis, and my experience in counseling other businesses should convey the message that I have the wherewithal to manage and attract a management team to advance Video City to the next level. I am willing to provide you with letters from (or biographies of) person with whom I have previously worked, as well as from persons interested in participating in this venture.

         In this regard, I hope to hear from you at your earliest convenience regarding this proposal. I understand that Video City is currently considering other alternatives. As you know, my opinion is that those alternatives do not maximize stockholder value in the same way that continuing to operate Video City as a going-concern would. Thus, as the beneficial owner and representative of the largest block of Video City's shares, I must express my disapproval of proceeding with such alternatives. Furthermore, as a stockholder, you must understand that I will take all actions possible to oppose any alternative that I believe would fail to maximize stockholder value.

         Young, please note that I will be traveling on business beginning June 10th. The best manner of contacting me would be by calling me at (586) 255-3456, as I will be checking e-mail and my other telephones only sporadically. I look forwarding to working with you for the benefit of all of Video City's stockholders.

                                                        Sincerely,

                                                        Stuart Lazar